Filed by BB&T Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SunTrust Banks, Inc.

Commission File No.: 001-08918

Date: March 19, 2019

THE BB&T
LEADERSHIP
INSTITUTE

To Our Shareholders //

In 2018, BB&T achieved strong results, including the best stock performance in our peer group, by adhering to our long-held values, while simultaneously making fundamental changes in the way we deliver products and services.

As we began 2019, we seized an opportunity to accelerate our transformation through a new bank that meets our clients' demand for real-time service. Our merger of equals with SunTrust, expected to close late in the third or fourth quarter, recognizes that our clients' definition of quality is rapidly changing. Quality today must combine touch (personal service) with technology and produce trust. The combination with SunTrust will allow us to invest more substantially in technology, enhancing our already outstanding levels of trust and confidence with clients – a winning proposition for the future.

Amid all the changes, we are not wavering from what differentiates BB&T: a culture committed to our vision, mission and values. SunTrust's culture is closely aligned with ours.

Total Shareholder Return vs. Peers (For the year ended Dec. 31, 2018)


-6%
-12%
-18%
-24%
-30%
-10.2%
BBT
USB
MTB
BAC
HBAN
PNC
STI
FITB
RF
WFC
COF
KEY
CFG

Source: S&P Global and company reports

Bold action is needed. Since 1995, 15 of the largest 25 banks in market capitalization no longer exist because they failed to change, or changed too slowly. During this same time period, BB&T has moved from 36th to ninth. Even as we move to sixth-largest with the SunTrust merger of equals, we cannot be complacent. More clients than ever bank by mobile and other digital devices. To meet their needs, every quarter we add capabilities to BB&T’s U digital banking platform. Recent additions include credit card controls and a personal financial management tool for wealth clients. Independent surveys indicate our mobile banking app matches or outperforms apps from the nation’s largest banks. Adding SunTrust’s digital leadership will be another huge step forward. New forms of banking require new safeguards. In 2018, we further fortified our cyber defenses and invested in a digital technology company to develop new monitoring tools. Banks that advance technology in client-facing and back-office areas will win in this new era. To fund these changes, we are boosting efficiency. In the last three years, we have reduced our number of branches by 20 percent, the square footage of other offices by 15 percent and our electricity usage by 20 percent. We are increasing efficiency throughout BB&T with initiatives ranging from reinventing our lending process to realigning our management. With SunTrust, we will surpass all of our peers in a key efficiency measure. Moving forward, we are guided by several key principles: We are changing the conversation with our clients. Rather than simply selling products and services, we first engage with clients to develop a deep understanding of their needs and goals. The client is at the center of everything we do. Our new Financial Insights platform performs customized analysis, assisting business clients who often lack in-house financial expertise. Our Voice of the Client platform provides near real-time feedback. We are streamlining and simplifying delivery of our products and services. Digitization is part of everything we do. Nearly half of our new accounts and a quarter of our mortgage applications are secured digitally. We have stepped up our social media presence to connect with BB&T’s new clients, who have a median age of 34. We are further diversifying our operations. BB&T is diversified among our retail community banking markets in the Southeast, Mid-Atlantic and Texas – a 15-state banking franchise that has grown faster than most of our peers over the past three years. “BB&T must disrupt itself to continue to thrive.” KELL Y S . K I N G C H A I R M A N A N D C E O With SunTrust, we’ll have a top-three market share in eight of our states, and our combined 17-state footprint, and Washington D.C., is projected to grow faster than any of our peers. BB&T’s national businesses, such as insurance and corporate banking, provide further diversification. Our 2018 acquisition of Regions Insurance Group increased the revenue contribution of our insurance holdings to nearly $2 billion. We added corporate bankers in Chicago, Denver, Houston and San Francisco. SunTrust’s capital markets capability, focused on large corporate clients, ideally complements BB&T’s strength with mid-sized and smaller businesses. We are executing our strategies efficiently. It’s more important than ever to deliver products and services quickly. In 2018, we named business information officers for each line of business to bring new technology to market faster. Process improvements allowed us, for example, to shorten the time to make an equipment loan from 28 days to three days. We are leveraging our time-tested leadership training. On our new BB&T Leadership Institute campus, opened in 2018, we are sharing our proven methods to create effective leaders with clients and educators. Our focus on helping client executives lead more effectively differentiates BB&T from all other banks. We offer training at no cost to school principals because their leadership is crucial to strengthen public education. We are rewarding our shareholders. BB&T’s total shareholder return was first in our peer group in 2018 in a challenging year for the markets, with greater profitability and lower volatility over the long term. We again increased our dividend in 2018, and expect our merger of equals with SunTrust will further enhance returns. While our strategies outline how we are responding to the new demands we are facing, our mission provides the why. Strategies change; our why does not. We never lose sight of our mission of making the world a better place to live. One way we stay focused is by constantly talking with our associates about honesty, happiness and our other core values. We also stress the importance of the Power of One – seeing every day and every interaction as opportunities to make a difference. We strive to treat each person with dignity and respect, whether they are clients, associates or people helped through BB&T’s Lighthouse Project community service initiative. I am most excited about joining with SunTrust because their mission of lighting the way to financial well-being is in sync with ours. I hope you will reflect on the power and purpose of our mission as you read this report, which highlights the many ways we serve our clients, associates, communities and shareholders. 3 / / O U R 2 0 1 8 S T O R Y

Forward Looking Statements This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of BB&T and SunTrust. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on BB&T’s and SunTrust’s current expectations and assumptions regarding BB&T’s and SunTrust’s businesses, the economy and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could affect BB&T’s or SunTrust’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between BB&T and SunTrust, the outcome of any legal proceedings that may be instituted against BB&T or SunTrust, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of thetransaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BB&T and SunTrust do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of BB&T and SunTrust successfully and the dilution caused by BB&T’s issuance of additional shares of its capital stock in connection with the transaction. Except to the extent required by applicable law or regulation, each of BB&T and SunTrust disclaim any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding BB&T, SunTrust and factors that could affect the forward-looking statements contained herein can be found in BB&T’s Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2018, and its other filings with the Securities and Exchange Commission (“SEC”), and in SunTrust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and its other filings with the SEC. About the Report This 2018 Annual Report contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America (GAAP). BB&T’s management uses these “non-GAAP” measures in their analysis of the corporation’s performance and the efficiency of its operations. Management believes these non-GAAP measures provide a greater understanding of ongoing operations, enhance comparability of results with prior periods and demonstrate the effects of significant gains and losses. The company believes a meaningful analysis of its financial performance requires an understanding of the factors underlying that performance. BB&T’s management believes investors may use these non-GAAP financial measures to analyze financial performance without the impact of unusual items that may obscure trends in the company’s underlying performance. These disclosures should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Below is a listing of the types of non-GAAP measures used in this 2018 Annual Report: The adjusted diluted earnings per share is non-GAAP in that it excludes merger-related and restructuring charges and other selected items, net of tax. BB&T’s management uses this measure in their analysis of the corporation’s performance. BB&T’s management believes this measure provides a greater understanding of ongoing operations, enhances comparability of results with prior periods and demonstrates the effects of significant gains and charges. Tangible common equity and related measures are non-GAAP measures that exclude the impact of intangible assets and their related amortization. These measures are useful for evaluating the performance of a business consistently, whether acquired or developed internally. The adjusted efficiency ratio is non-GAAP in that it excludes securities gains (losses), amortization of intangible assets, merger-related and restructuring charges and other selected items. BB&T’s management uses this measure in their analysis of the corporation’s performance. BB&T’s management believes this measure provides a greater understanding of ongoing operations, enhances comparability of results with prior periods and demonstrates the effects of significant gains and charges. Where applicable, the most directly comparable GAAP measure is included in the Form 10-K for the year ended Dec. 31, 2018, as well as in BB&T’s Fourth Quarter 2018 Quarterly Performance Summary, which are available at BBT.com or included herein. Reconciliations of non-GAAP measures, where applicable, are available at BBT.com. Corporate Profile Founded in 1872, BB&T Corporation continues to build on a strong foundation of excellence. Headquartered in Winston-Salem, North Carolina, BB&T had consolidated assets on Dec. 31, 2018, totaling $225.7 billion, and ranks as the eighth-largest financial institution based on deposits in the United States. As of Dec. 31, 2018, BB&T operated 1,879 financial centers in 15 states and Washington, D.C. BB&T is a values-driven, highly profitable growth organization. A Fortune 500 company, BB&T offers a full range of consumer and commercial banking, securities brokerage, asset management, mortgage and insurance products and services. We are consistently recognized for outstanding client satisfaction by the U.S. Small Business Administration, Greenwich Associates and others. Our fundamental strategy is to deliver the best value proposition in our markets. Recognizing that value is a function of quality to price, our focus is on delivering high-quality client service, resulting in the Perfect Client Experience. Our overarching purpose is to achieve our vision and mission, consistent with our values, with the ultimate goal of maximizing shareholder returns. At BB&T, we’ve spent 147 years sharing our knowledge with our clients. By offering sound advice and personal attention, we help our clients make informed choices as they manage their day-to-day finances and set a course to reach their long-term financial goals. More information about BB&T and our full line of products and services is available at BBT.com. Annual Meeting You are cordially invited to attend the annual meeting of shareholders of BB&T Corporation at 11 a.m. (EDT) on Tuesday, April 30, 2019, at Hibernian Hall, 105 Meeting St., Charleston, South Carolina. Get the report online at bbt.com/annual-report-2018 2 0 / / T H E D E T A I L S

Thank You //

I have said many times, the three primary criteria for a combination are: It must be a good fit culturally, make sense strategically and be compelling economically. And as I have stressed more recently, in today's rapidly changing environment, BB&T must disrupt itself to continue to thrive.

Our merger of equals with SunTrust will accomplish all of those objectives. I am also excited about the combination because it further deepens our leadership. Our new executive management team will be comprised of seven leaders from BB&T and seven from SunTrust. William H. Rogers Jr. will serve as president and chief operating officer until September 2021, when he will assume the responsibilities of CEO. Bill has done a great job leading the team at SunTrust and I admire their strength and performance during his tenure. He and I share the same values and emphasize a client-first culture, and SunTrust's team offers the same mix of seasoned leaders and newer members whose fresh perspective is invaluable as we meet the needs of technology-savvy clients.

In 2018, BB&T welcomed independent directors Patrick C. Graney III, founder and president of West Virginia-based private management company PCG Inc., and Easter A. Maynard, a director and leader of the charitable arm of North Carolina-based Investors Management Corporation and chair of the board of Golden Corral Corporation. I want to express my deepest appreciation to Eric Kendrick, who retired from our board of directors at year end. As the president of Mereck Associates Inc., Eric provided broad business experience and a valuable perspective to help guide BB&T since joining our board 15 years ago. Our combined board of directors also will be evenly split between the two companies, with SunTrust lead director David M. Ratcliffe continuing in that role until March 2022.

I am confident we will successfully complete the best merger of equals in banking history. BB&T and SunTrust have collectively integrated nearly 100 mergers successfully over the last 35 years. We adhere to a diligent transition process, understand each other's businesses well, have similar conservative risk cultures and, most importantly, care deeply about our clients, associates, communities and shareholders.

Individually, BB&T is strong. Together with SunTrust, we will be the best. I have never been more optimistic that our best days are ahead!

Kelly S. King

KELLY S. KING

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

FEB. 25, 2019



21 // NEW BEGINNING

Additional Information About the Merger and Where to Find It In connection with the proposed merger with SunTrust, BB&T has filed with the SEC a registration statement on Form S-4 to register the shares of BB&T’s capital stock to be issued in connection with the merger. The registration statement includes a joint proxy statement/prospectus, which will be sent to the shareholders of BB&T and SunTrust seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT BB&T, SUNTRUST AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec. gov or from BB&T at its website, www.bbt.com, or from SunTrust at its website, www.suntrust.com. Documents filed with the SEC by BB&T will be available free of charge by accessing BB&T’s website at http://bbt. com/ under the tab “About BB&T” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to BB&T Corporation, 200 West Second St., Winston-Salem, North Carolina 27101, 336-733-3065, and documents filed with the SEC by SunTrust will be available free of charge by accessing SunTrust’s website at http:// suntrust.com/ under the tab “Investor Relations,” and then under the heading “Financial Information” or, alternatively, by directing a request by telephone or mail to SunTrust Banks Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308, 877-930-8971. Participants in the Solicitation BB&T, SunTrust and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of BB&T and SunTrust in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about BB&T, and its directors and executive officers, may be found in the definitive proxy statement of BB&T relating to its 2019 Annual Meeting of Shareholders filed with the SEC, and other documents filed by BB&T with the SEC. Additional information about SunTrust, and its directors and executive officers, may be found in the definitive proxy statement of SunTrust relating to its 2019 Annual Meeting of Shareholders filed with the SEC, and other documents filed by SunTrust with the SEC. These documents can be obtained free of charge from the sources described above. bbt.com/annual-report-2018 BB&T Corporation 200 West Second St. P.O. Box 1250 Winston-Salem, NC 27102-1250 C0001125057